Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857;

Shanghai Stock Exchange Stock Code: 601857)

RESULTS ANNOUNCEMENT FOR THE YEAR ENDED

DECEMBER 31, 2022

(SUMMARY OF THE 2022 ANNUAL REPORT)

1 Important Notice

1.1 This Results Announcement is a summary of the full version of the 2022 Annual Report. To get a full understanding of the operating results, financial position and future development plans of PetroChina Company Limited (the “Company”), investors should read the full version of the 2022 Annual Report carefully. The full version of the 2022 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), “HKExnews” of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkexnews.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the supervisory committee (“Supervisory Committee”) and all the directors (“Directors”), supervisors (“Supervisors”) and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that Mr. Hou Qijun, the vice chairman and a non-executive Director, Mr. Jiao Fangzheng, an executive Director, Mr. Xie Jun, a non-executive Director and Mr. Cai Jinyong, an independent non-executive Director were absent from the meeting due to work arrangement, other members of the Board have attended the twentieth meeting of the eighth session of the Board.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2022, which have been prepared in accordance with CAS and IFRS, have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (its Chinese name 中國石油天然氣集團公司 having been changed into 中國石油天然氣集團有限公司, abbreviated as “CNPC” before and after the change of name). The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among other things, the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the sales of refined products and non-oil products and trading business; and the transportation and sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange (the “NYSE”), the Hong Kong Stock Exchange and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively, among which, the ADSs have been delisted from the NYSE on September 8, 2022 (EST Time).

Stock name	PetroChina	PetroChina

Stock code	857	601857

Place of listing	Hong Kong Stock Exchange	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Wang Hua	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC	Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal code	100007	100007

Telephone	86 (10) 5998 2622	86 (10) 5998 2622	(852) 2899 2010

Facsimile	86 (10) 6209 9557	86 (10)6209 9557	(852) 2899 2390

Email address	ir@petrochina.com.cn	ir@petrochina.com.cn	hko@petrochina.com.hk

1.6 In overall view of the operating results, financial position and cash flow, to procure return for the shareholders, the twentieth meeting of the eighth session of the Board recommends a final cash dividend of RMB0.22 (inclusive of applicable tax) per share for 2022 to all shareholders, based on the total share capital of the Company as at December 31, 2022, namely 183,020,977,818 shares. The total amount of cash dividend reaches approximately RMB40.265 billion. The proposed final dividends are subject to shareholders’ review and approval at the forthcoming 2022 annual general meeting.

2 Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million

Items	For the year 2022	For the year 2021	Changes from the preceding year to this year	For the year 2020
Revenue	3,239,167	2,614,349	23.9%	1,933,836
Profit attributable to owners of the Company	149,380	92,170	62.1%	19,006
Net cash flows from operating activities	393,768	341,469	15.3%	318,575
Basic earnings per share (RMB)	0.82	0.50	62.1%	0.10
Diluted earnings per share (RMB)	0.82	0.50	62.1%	0.10
Return on net assets (%)	10.9	7.3	3.6 percentage points	1.6

Items	As at the end of 2022	As at the end of 2021	Changes from the end of the preceding year to the end of this year	As at the end of 2020
Total assets	2,673,485	2,502,262	6.8%	2,488,126
Equity attributable to owners of the Company	1,369,327	1,263,561	8.4%	1,215,158

2.2 Key Financial Data Prepared under CAS

Unit: RMB million

Items	For the year 2022	For the year 2021	Changes from the preceding year to this year	For the year 2020
Operating income	3,239,167	2,614,349	23.9%	1,933,836
Operating profit	242,564	182,180	33.1%	64,783
Net profit attributable to equity holders of the Company	149,375	92,161	62.1%	19,002
Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	170,897	99,531	71.7%	(11,991)
Net cash flows from operating activities	393,768	341,469	15.3%	318,575
Weighted average returns on net assets (%)	11.3	7.4	3.9 percentage points	1.6
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.82	0.50	62.1%	0.10
Diluted earnings per share (RMB)	0.82	0.50	62.1%	0.10

Items	As at the end of 2022	As at the end of 2021	Changes from the end of the preceding year to the end of this year	As at the end of 2020
Total assets	2,673,751	2,502,533	6.8%	2,488,400
Equity attributable to equity holders of the Company	1,369,576	1,263,815	8.4%	1,215,421

Items	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022
Operating income	779,368	835,253	840,780	783,766
Net profit attributable to equity holders of the Company	39,059	43,329	37,878	29,109
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	39,638	50,001	39,968	41,290
Net cash flows from operating activities	84,425	111,636	117,487	80,220

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2022 was 571,170, consisting of 565,445 holders of A shares and 5,725 registered holders of H shares. The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and Stock Listing Rules of the Shanghai Stock Exchange are satisfied.

Number of shareholders as at the end of 2022	571,170	Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 28, 2023)				559,473
Shareholdings of the top ten shareholders as at the end of 2022
Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged, marked or subject to lock-ups
CNPC	State-owned legal person	80.38	147,103,617,108	(1)	0	0
HKSCC Nominees Limited(2)	Overseas legal person	11.42	20,900,790,659	(3)	0	0
CNPC－CSC－17 CNPC E2 Pledge and Trust Special Account (the “18 CNPC EB Special Account”)(4)	State-owned legal person	2.09	3,819,963,834		0	3,819,963,834
China Petrochemical Corporation	State-owned legal person	1.00	1,830,210,000		0	0
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128		0	0
Hong Kong Securities Clearing Company Limited(5)	Overseas legal person	0.50	916,162,935		0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0
Central. Huijin Asset Management Ltd.	State-owned legal person	0.11	201,695,000		0	0
Bosera Fund—Ansteel Group Corporation – Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned legal person	0.10	177,258,900		0	0
Shi Aizhong	Domestic natural person	0.05	96,131,044		0	0

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

CNPC completed the public issuance of exchangeable corporate bonds in 2018, whereby a part of the A shares of the Company were used as the underlying shares. The exchangeable corporate bonds were issued for RMB20 billion for a term of five years and 3,820,000,000 underlying shares of the Company held by CNPC were transferred into the 18 CNPC EB Special Account. As at the date of this announcement, CNPC has completed the delisting of the 2018 exchangeable corporate bonds and the procedures for the release of the registration of pledge and trust of the above exchangeable corporate bonds. Upon the completion of the release of the registration of pledge and trust of the above shares, the security account of CNPC currently holds 150,923,565,570 A Shares of the Company, and the 18 CNPC EB Special Account ceased to hold any shares of the Company. For details, please refer to the announcements published by the Company on the website of the Shanghai Stock Exchange (Announcement Nos. Lin 2023-003 and Lin 2023-004) and the announcements published on the website of the Hong Kong Stock Exchange on February 17, 2023 and March 3, 2023.

(5)

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

Description on the special repurchase accounts under the above-mentioned shareholders: there is no special repurchase account among the above-mentioned shareholders.

Description on the voting rights entrusted by or to, or waived by the above-mentioned shareholders: the Company is not aware of any voting rights entrusted by or to, or waived by the above-mentioned shareholders.

Statement on related parties or parties acting in concert among the above-mentioned shareholders: Except for the fact that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2022, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are disclosable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of share holding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	147,103,617,108	(L) (1)	Beneficial Owner	90.85	80.38

	H Shares	291,518,000	(L) (2)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

The Bank of New York Mellon Corporation (3)	H Shares	1,048,671,125	(L)	Interest of Corporation Controlled by the Substantial Shareholder	4.97	0.57

		614,821,000	(S)		2.91	0.34

		414,802,219	(LP)	Approved Lending Agent	1.97	0.23

BlackRock, Inc. (4)	H Shares	1,521,228,729	(L)	Interest of Corporation Controlled by the Substantial Shareholder	7.21	0.83

(L)     Long position    (S)     Short position    （LP）    Lending pool

(1)

CNPC completed the public issuance of exchangeable corporate bonds in 2018, whereby a part of the A shares of the Company were used as the underlying shares. The exchangeable corporate bonds were issued for RMB20 billion for a term of five years and 3,820,000,000 underlying shares of the Company held by CNPC were transferred into the 18 CNPC EB Special Account. As at the date of this announcement, CNPC has completed the delisting of the 2018 exchangeable corporate bonds and the procedures for the release of the registration of pledge and trust of the above exchangeable corporate bonds. Upon the completion of the release of the registration of pledge and trust of the above shares, the security account of CNPC currently holds 150,923,565,570 A Shares of the Company, and the 18 CNPC EB Special Account ceased to hold any shares of the Company. For details, please refer to the announcements published by the Company on the website of the Shanghai Stock Exchange (Announcement Nos. Lin 2023-003 and Lin 2023-004) and the announcements published on the website of the Hong Kong Stock Exchange on February 17, 2023 and March 3, 2023.

(2)

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(3)

The Bank of New York Mellon Corporation, through various subsidiaries, had an interest in the H shares of the Company, of which 1,048,671,125 H shares (long position) and 614,821,000 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder, and 414,802,219 H shares (lending pool) were held in its capacity as approved lending agent.

(4)

Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, 1,521,228,729 H shares (long position) were held in its capacity as interest of corporation controlled by the substantial shareholder, including 7,691,200 underlying shares through its holding of certain unlisted derivatives (cash settled).

As at December 31, 2022, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Ownership and Controlling Relationship between the Company and its Ultimate Controller

State-owned Assets Supervision and Administration Commission of the State Council 100% CNPC 80.54%(a) PetroChina Company Limited

(a)	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

2.6 Bond Not Yet Overdue

Unit: RMB 100 million

Bond Name	Abbreviation	Code	Value Date	Due Date	Bond Balance	Rate (%)
2012 Corporate Bond (First Tranche) (15-year term)	12 PetroChina 03	122211.SH	2012-11-22	2027-11-22	20	5.04
2016 Corporate Bond (First Tranche) (10-year term)	16 PetroChina 02	136165.SH	2016-01-19	2026-01-19	47	3.50
2016 Corporate Bond (Second Tranche) (10-year term)	16 PetroChina 04	136254.SH	2016-03-03	2026-03-03	23	3.70
2016 Corporate Bond (Third Tranche) (10-year term)	16 PetroChina 06	136319.SH	2016-03-24	2026-03-24	20	3.60
2019 First Tranche Medium-term Notes	19 PetroChina MTN001	101900113.IB	2019-01-24	2024-01-24	31.3	2.70
2019 Second Tranche Medium-term Notes	19 PetroChina MTN002	101900114.IB	2019-01-24	2024-01-24	27.5	2.70
2019 Third Tranche Medium-term Notes	19 PetroChina MTN003	101900222.IB	2019-02-22	2024-02-22	100	3.66
2019 Fourth Tranche Medium-term Notes	19 PetroChina MTN004	101900221.IB	2019-02-22	2024-02-22	100	3.66
2019 Fifth Tranche Medium-term Notes	19 PetroChina MTN005	101900586.IB	2019-04-23	2024-04-23	100	3.96
2020 First Tranche Medium-term Notes	20 PetroChina MTN001	102000621.IB	2020-04-09	2023-04-09	100	2.42
2020 Second Tranche Medium-term Notes	20 PetroChina MTN002	102000622.IB	2020-04-09	2023-04-09	100	2.42
2022 First Tranche Medium-term Green Note	22 PetroChina GN001	132280041.IB	2022-04-28	2025-04-28	5	2.26
2022 Second Tranche Medium-term Green Note	22 PetroChina GN002	132280055.IB	2022-06-16	2025-06-16	20	2.19

Interest Payment and Redemption of Bond

For the year ended December 31, 2022 (the “Reporting Period”), the principal and interest of 12 PetroChina 02 were duly paid; the interest of 19 PetroChina MTN001 and 19 PetroChina MTN002 were duly paid and completed the full redemption of the sell-back parts; the interest of 12 PetroChina 03, 13 PetroChina 02, 16 PetroChina 02, 16 PetroChina 04, 16 PetroChina 06, 19 PetroChina MTN003, 19 PetroChina MTN004, 19 PetroChina MTN005, 20 PetroChina MTN001 and 20 PetroChina MTN002 were duly paid. From the end of the Reporting Period to the date of this announcement, the principal and interest of 13 PetroChina 02 were duly paid.

Information on Follow-up Credit Rating of Bonds

During the Reporting Period, there was no adjustments to the credit rating results of the Company or the bonds issued by the Company made by credit rating agencies.

Indicators Reflecting the Solvency of the Issuer

Main Indicator	As at the end of 2022	As at the end of 2021
Asset-liability Ratio (%)	42.47	43.69

Main Indicator	2022	2021
Debt-to-EBIDTA Ratio	1.39	1.12
EBITDA Interest Protection Multiples	38.25	36.05

Note on Overdue Debts

☐ Applicable             ☒ Not Applicable

3 Directors’ Report

3.1 Discussion and Analysis of Operations

In 2022, the world economy maintained growth, but the growth rate declined due to factors such as geopolitics, inflation, and monetary policies. The supply and demand of the international crude oil market maintained a tight balance, and international crude oil prices remained high and volatile. The macro-economy of China overcame the effects of unexpected factors and improved and developed on a continuous basis. The gross domestic product (“GDP”) of the year in China increased by 3.0% year-on-year; the demand in refined oil market was weary; the consumption in the natural gas market declined slightly.

According to changes in the international and domestic oil and gas markets, the Group persisted with efficient exploration and high-profitability development, enhanced exploration and development and actively increased oil and gas reserves and output. The Company also observed and adhered to market-oriented principles, promoted the transformation and upgrading of refining, developed chemicals and new material business steadily, continued to optimize its range of products. The Company vigorously strengthened its efforts in marketing and made every effort to ensure market supply. The Company also continued in its transformation to a green and low-carbon business model, promoted the integration of oil and gas and new energy and strived to become a comprehensive energy company offering “oil, gas, heat, electricity and hydrogen”. The Company steadily developed its new energy business, comprising geothermal energy, wind and solar power. Persistence in low-cost development also resulted in major costs indicators being effectively controlled. In 2022, the Group achieved a revenue of RMB 3,239.167 billion, representing an increase of 23.9% as compared with RMB 2,614.349 billion for last year; and the profit attributable to owners of the Company was RMB149.380 billion, representing an increase of 62.1% as compared with RMB92.170 billion for last year. The structure of asset and liabilities was further optimized, and the financial position of the Group remained stable. The Group maintained robust cash flow, with free cash flow seeing a year-on-year increase of 88.4%.

3.1.1 Market Review

(1) Crude Oil Market

In 2022, due to the impact of factors such as the gradual slowdown of global economic growth, the geopolitical crisis caused by the conflict between Russia and Ukraine, and the increase of interest rate in major economies in Europe and the United States, the growth rate of oil demand was slow, and crude oil prices fluctuated and fell back in the second half of the year after rising to a high in the middle of the year. In 2022, the annual average spot price of North Sea Brent crude oil was US$101.32 per barrel, representing an increase of 42.9% as compared with last year; the annual average spot price of West Texas Intermediate crude oil was US$94.54 per barrel, representing an increase of 38.8% compared with last year.

Statistics from the National Development and Reform Commission (the “NDRC”) showed that the domestic output of crude oil was 204.67 million tons in 2022, representing an increase of 2.9% as compared with last year.

(2) Refined Products Market

In 2022, the domestic macro-economy moved forward under pressure, the demand for refined oil products hit bottom, but the supply remained stable.

Statistics from NDRC showed that in 2022, the apparent consumption of refined oil was 345 million tons, representing an increase of 0.9% as compared with last year, among which gasoline had a decrease of 4.6%, diesel oil had an increase of 11.8%, and aviation kerosene had a decrease of 32.4% as compared with last year, respectively. The price trend of domestic refined oil remained basically the same as that of oil price in the international market. The PRC adjusted the domestic prices of gasoline and diesel 23 times. The price of gasoline standard product and diesel standard product increased by RMB550 per ton and RMB530 per ton respectively.

(3) Chemical Products Market

In 2022, the growth rate of demand of the domestic chemical market has declined, the prices in the chemical market fluctuated widely and the prices of certain products diverged. The prices of alkene, downstream synthetic resin and synthetic rubber declined slightly and the price of aromatic hydrocarbon slightly increased. The high costs of domestic chemicals narrowed the gross profit margins, thus the rate of operation got lower as compared with last year.

(4) Natural Gas Market

In 2022, the drastic changes in the global natural gas market pattern caused by geopolitical crisis as well as factors such as economic weakness, the consumption of the global natural gas declined; supply and demand of natural gas market showed regional structural strain; the price of the natural gas remained at the high level. Domestic natural gas consumption experienced negative growth, but city gas consumption continued to grow.

Statistics from NDRC and other authorities showed that in 2022, the output of domestic natural gas was 217.8 billion cubic meters, representing an increase of 6.4% as compared with last year; the import volume of natural gas was 109.25 million tons, representing a decrease of 9.9% as compared with last year; and the apparent consumption was 366.3 billion cubic meters, representing a decrease of 1.7% as compared with last year.

3.1.2 Business Review

(1) Oil, Gas and New Energy

Domestic Oil and Gas

In 2022, the Group strengthened its overall research and top-down design in the domestic oil and gas business, risk exploration in new areas and new fields and the concentrated exploration and fine exploration in key reserve-increasing areas and strategic replacement areas. We achieved multiple breakthroughs and important discoveries in Tarim, Junggar, Sichuan, Bohai Bay and other key basins, developing into various large-scale oil and gas reserve areas. We vigorously enhanced the stable output in the existing oil and gas fields and optimized the layout of production capacity in new fields, and the output of oil and gas continued to increase. In 2022, the domestic business achieved a crude oil output of 767.4 million barrels, representing an increase of 1.9% as compared with last year, the marketable natural gas output of 4,471.3 billion cubic feet, representing an increase of 5.9% as compared with last year, and the oil and natural gas equivalent output of 1,512.6 million barrels, representing an increase of 3.8% as compared with last year.

Overseas Oil and Gas

In 2022, the Group’s overseas oil and gas business adhered to high quality development and important discoveries have been made in various projects such as Niger and Chad; the Group enhanced full-cycle management of development plans, promoting various key capacity projects put into operation; the Group enhanced the acquisition of new projects and cooperation in existing projects and completed the restructuring and closing of the Rumaila project and extended the contract term of the Aktobe project. In 2022, the crude oil output from overseas operations amounted to 138.8 million barrels, representing an increase of 3.3% as compared with last year, the output of marketable natural gas was 203.7 billion cubic feet, representing an increase of 3.0% as compared with last year; and the output of oil and gas equivalent was 172.8 million barrels, representing an increase of 3.2% as compared with last year, accounting for 10.3% of the total oil and natural gas equivalent output of the Group.

In 2022, the Group’s crude oil output amounted to 906.2 million barrels, representing an increase of 2.1% as compared with last year. The marketable natural gas output reached 4,675.0 billion cubic feet, representing an increase of 5.8% as compared with last year. The oil and natural gas equivalent output amounted to 1,685.4 million barrels, representing an increase of 3.7% as compared with last year. As at the end of the Reporting Period, the total area to which the Group had the right of prospecting and mining of oil and natural gas (including coalbed methane) amounted to 240.7 million acres, among which the area of prospecting was 203.0 million acres and the area of mining was 37.7 million acres. The net number of wells in the process of being drilled was 441. The number of multi-completed wells during the Reporting Period was 7,282.

Key Figures for the Oil and Gas Business

	Unit	2022	2021	Year-on-year change (%)
Crude oil output	Million barrels	906.2	887.9	2.1
of which: domestic	Million barrels	767.4	753.4	1.9
overseas	Million barrels	138.8	134.5	3.3
Marketable natural gas output	Billion cubic feet	4,675.0	4,420.0	5.8
of which: domestic	Billion cubic feet	4,471.3	4,222.2	5.9
overseas	Billion cubic feet	203.7	197.8	3.0
Oil and natural gas equivalent output	Million barrels	1,685.4	1,624.8	3.7
of which: domestic	Million barrels	1,512.6	1,457.4	3.8
overseas	Million barrels	172.8	167.4	3.2
Proved reserves of crude oil	Million barrels	6,418	6,064	5.8
Proved reserves of natural gas	Billion cubic feet	73,453	74,916	(2.0)
Proved developed reserves of crude oil	Million barrels	5,574	5,375	3.7
Proved developed reserves of natural gas	Billion cubic feet	41,508	42,576	(2.5)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

New Energy

The Group has fully accelerated the development of new energy business and the construction of key projects, achieving remarkable results in the expansion in the markets of clean energy substitution for production and external clean energy supply. The Group has strived to obtain clean power grid connection indicators, and vigorously promoted wind power generation, photovoltaic power generation, geothermal heating and carbon capture, and utilization and storage (“CCUS”) businesses. The first integrated wind and solar storage development project – the Daqing Oilfield Puerlian small-sized distributed generation cluster demonstration and application project (first phase) has been connected to the power grid for power generation. The Group has completed wind and photovoltaic power with an aggregate of installed capacity of more than 1.4 million kilowatts and an aggregate of geothermal heating area of 25 million square meters. The total capacity of new energy developed and utilized amounted to 8 million tons of standard coal per year.

(2) Refining, Chemicals and New Materials

In 2022, the Group grasped the industry development and market demand changes in the refining, chemicals and new materials businesses, and continued in its transformation and upgrades. The Group promptly optimized the workload of production equipment and products structure, adhered to the reduction of refining products and increase of chemical products and the reduction of traditional refining products and increase in special petroleum products (减油增化、减油增特), and vigorously developed new chemical products and materials; the Group also improved the integrated technical service system of production, marketing, research and application, exploited the role of the “PetroChina e-Chemical” platform, and strengthened the marketing of chemical products. In 2022, the Group processed 1,212.7 million barrels of crude oil, representing a decrease of 1.0% as compared with last year, among which 688.7 million barrels of crude oil were from the Group’s oil and gas business, accounting for 56.8% of the total amount and showing good synergic effects; the Group produced 105.354 million tons of refined oil, representing a decrease of 3.1% as compared with last year; the volume of chemical products output of the Group was 31.568 million tons, representing an increase of 2.5% compared with last year; the output of ethylene, synthetic resin and urea increased by 10.5%, 6.6% and 5.2%, respectively, compared with last year; the volume of new chemical materials output of the Group was 0.855 million tons, representing an increase of 56.3% as compared with last year.

Guangdong Petrochemical’s integration project of refining and chemicals, Jilin Petrochemical’s Jieyang ABS project and other projects have been fully completed. The construction of key projects such as Jilin Petrochemical’s refining and chemical transformation and upgrading project has commenced.

Key Figures for the Refining, Chemicals and New Materials Business

	Unit	2022	2021	Year-on-year change (%)
Processed crude oil	Million barrels	1,212.7	1,225.0	(1.0)
Gasoline, kerosene and diesel output	’000 tons	105,354	108,712	(3.1)
of which: Gasoline	’000 tons	43,514	49,388	(11.9)
Kerosene	’000 tons	8,192	11,079	(26.1)
Diesel	’000 tons	53,648	48,245	11.2
Crude oil processing load	%	80.9	82.5	(1.6	) percentage points
Light products yield	%	76.5	77.0	(0.5	) percentage point
Refining yield	%	93.9	93.9	—
Ethylene	’000 tons	7,419	6,713	10.5
Synthetic Resin	’000 tons	11,620	10,903	6.6
Synthetic fibre materials and polymers	’000 tons	1,099	1,146	(4.1)
Synthetic rubber	’000 tons	1,044	1,044	—
Urea	’000 tons	2,549	2,422	5.2

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2022, actively responding to the unfavourable situations such as the decline in market consumption, for our marketing business, the Group optimized its resource allocation and inventory management, ensured the smooth production of refining business, and maintained the overall stability of the industry chain. By taking the advantages arising from the domestic refined oil market’s continuous standardization, the Group adhered to strategies such as the integration of wholesale and retail, mutual promotion of refined oil and non-oil products, integration of online and offline marketing to increase the market share. The Group adapted to the new trends in energy consumption and actively promoted the building of sales networks such as oil and gas stations, charging and swapping stations, photovoltaic stations and comprehensive energy service stations. The Group explored the “oil + commodity + service” marketing model and strived to expand the sales of non-oil business.

International Trading Operations

In 2022, for the international trading business, the Group actively promoted the overseas oil sale channels, and coordinated the export of refined oil and chemical products. The Group took various actions to ensure the smooth operation of the industrial chains and to maximize the overall profitability of the Group.

In 2022, the sales volume of gasoline, kerosene and diesel of the Group reached a total of 150.649 million tons, representing a decrease of 7.8% as compared with last year, among which the domestic sales of gasoline, kerosene and diesel were 105.164 million tons, representing a decrease of 6.5% as compared with last year.

Key Figures for the Marketing Business

	Unit	2022	2021	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 tons	150,649	163,307	(7.8)
of which: Gasoline	’000 tons	58,209	65,981	(11.8)
Kerosene	’000 tons	13,678	15,598	(12.3)
Diesel	’000 tons	78,762	81,728	(3.6)
Domestic sales volume of gasoline, kerosene and diesel	’000 tons	105,164	112,493	(6.5)
of which: Gasoline	’000 tons	44,284	52,626	(15.9)
Kerosene	’000 tons	5,467	9,005	(39.3)
Diesel	’000 tons	55,413	50,862	8.9
Market share in domestic retail market	%	34.4	35.3	(0.9) percentage point
Sales volume per service station	Tons/day	7.79	8.05	(3.2)

	Unit	December 31, 2022	December 31, 2021	Year-on-year change (%)
Number of gas stations	Units	22,586	22,800	(0.9)
Among which: Self-operated gas stations	Units	20,564	20,734	(0.8)
Number of convenience stores	Units	20,600	20,178	2.1

(4) Natural Gas Sales

In 2022, for the natural gas sales business, the Group overcame the unfavourable situation of the costs increase of the imported natural gas and the decline in consumption in the domestic market, continuously optimized the scale and structure of imported gas, the market structure and sales flow according to the profitability principle, enhanced the promotion of end-customer market; The Group optimized marketing strategies, enhanced professional marketing and sales ability and actively developed online transactions to improve sales profitability.

In 2022, the Group sold 260.284 billion cubic metres of natural gas, representing a decrease of 5.0% as compared with last year, among which 207.096 billion cubic metres were sold in the domestic market, representing an increase of 6.4% as compared with last year.

3.1.3 Review of Operating Results

The following discussions and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the annual report and other sections hereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2022, the Group achieved a revenue of RMB3,239.167 billion, representing an increase of 23.9% as compared with RMB2,614.349 billion for last year; profit attributable to owners of the Company was RMB149.380 billion, representing an increase of 62.1% as compared with 92.170 billion for last year; basic earnings per share were RMB0.82, representing an increase of RMB0.32 as compared with RMB0.50 for last year.

Revenue The revenue of the Group was RMB3,239.167 billion for 2022, representing an increase of 23.9% as compared with RMB2,614.349 billion for last year. This was primarily due to the increase in the prices of the Group’s most oil and gas products. The table below sets out external sales volume and average realized prices for major products sold by the Group in 2022 and 2021 and their respective percentage of change:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)

	2022	2021	Percentage of Change (%)	2022	2021	Percentage of Change (%)

Crude oil(a)	125,625	158,342	(20.7)	4,645	3,198	45.2
Natural gas (hundred million cubic metres, RMB/’000 cubic metre)(b)	2,602.84	2,739.74	(5.0)	2,684	1,729	55.2
Gasoline	58,209	65,981	(11.8)	8,686	7,018	23.8
Diesel	78,762	81,728	(3.6)	7,861	5,395	45.7
Kerosene	13,678	15,598	(12.3)	6,771	3,661	84.9
Polyethylene	6,455	5,808	11.1	7,807	7,835	(0.4)
Polypropylene	4,007	4,272	(6.2)	7,488	7,830	(4.4)
Lubricant	1,132	1,565	(27.7)	9,149	6,858	33.4

(a)	The crude oil listed above represents all the external sales volume of crude oil of the Group.
(b)

The natural gas listed above represents all the external sales volume of natural gas of the Group. The large increase in average realised prices was mainly due to a significant increase in overseas re-export trade prices. The average realised price of domestic natural gas increased by 27.6% as compared with last year.

Operating Expenses Operating expenses for 2022 was RMB3,022.507 billion, representing an increase of 23.2% as compared with RMB2,453.196 billion for last year, among which:

Purchases, Services and Other Purchases, services and other for 2022 was RMB 2,213.080 billion, representing an increase of 25.0% as compared with RMB1,770.019 billion for last year. This was primarily due to the increase of expenses for purchasing oil and gas products and trading expenses.

Employee Compensation Costs Employee compensation costs (including salaries of employees and cost of various market-oriented temporary and seasonal contractors, social insurance, housing provident fund, training costs and other additional costs ) for 2022 was RMB163.073 billion, representing an increase of 5.3% as compared with RMB154.835 billion for last year. This was primarily due to the employee’s compensation changed in tandem with the Group’s operating results.

Exploration Expenses Exploration expenses for 2022 was RMB27.074 billion, representing an increase of 11.7% as compared with RMB24.248 billion for last year. This was primarily due to the rise of the price of oil and gas, strengthened efforts the Group made in exploration and development and the increase in both reserve and production of oil and gas actively promoted by the Group.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation for 2022 was RMB238.036 billion, representing an increase of 2.9% as compared with RMB231.269 billion for last year. This was primarily due to the combined effect of the increase in long-term assets, impairment losses recorded and the structural change in oil and gas resources.

Selling, General and Administrative Expenses Selling, general and administrative expenses for 2022 was RMB59.529 billion, representing an increase of 3.0% as compared with RMB57.802 billion for last year. This was primarily due to the increase of expected credit loss, and the increase of the expenses of safe production due to the increase of revenue and the higher provision standard.

Taxes other than Income Taxes Taxes other than income taxes for 2022 was RMB 278.055 billion, representing an increase of 22.0% as compared with RMB228.003 billion for last year, among which the consumption tax for 2022 was RMB159.132 billion, representing a decrease of 1.5% as compared with RMB161.623 billion for last year; the resource tax for 2022 was RMB32.991 billion, representing an increase of 39.1% as compared with RMB23.723 billion for last year; and crude oil special gain levy for 2022 was RMB43.768 billion, increased by RMB39.113 billion as compared with RMB4.655 billion for last year.

Other (Expenses)Income, net Other expenses, net for 2022 was RMB43.660 billion, and other income, net for last year was RMB12.980 billion. This was primarily due to the influence of the gains in 2021 from the transaction of pipeline assets of Kunlun Energy Company Limited (“Kunlun Energy”), a subsidiary of the Company.

Profit from Operations The profit from operations for 2022 was RMB216.660 billion, representing an increase of 34.4% as compared with RMB161.153 billion for last year.

Net Exchange (Loss)/Gain Net exchange loss for 2022 was RMB1.818 billion, and net exchange gain for last year was RMB 0.538 billion. This was primarily due to the impact of fluctuation in the exchange rate of US Dollar against Renminbi.

Net Interest Expense Net interest expense for 2022 was RMB16.816 billion, generally the same as 16.755 billion for last year.

Profit Before Income Tax Expense Profit before income tax expense for 2022 was RMB213.277 billion, representing an increase of 34.8% as compared with RMB158.203 billion for last year.

Income Tax Expense The income tax expense for 2022 was RMB49.295 billion, representing an increase of 13.3% as compared with RMB43.507 billion for last year. This was primarily due to the increase in the Group’s profit before income tax expense.

Profit for the Year Profit for the year for 2022 was RMB163.982 billion, representing an increase of 43.0% as compared with RMB114.696 billion for last year.

Profit Attributable to Non-controlling Interests Profit attributable to non-controlling interests for 2022 was RMB14.602 billion, representing a decrease of 35.2% as compared with RMB22.526 billion for last year. This was primarily due to the influence of the gains from the transaction of pipeline assets of Kunlun Energy in 2021.

Profit Attributable to Owners of the Company Profit attributable to owners of the Company for 2022 was RMB149.380 billion, representing an increase of 62.1% as compared with RMB92.170 billion for last year.

(2) Segment Results

Oil, Gas and New Energy

Revenue The realised revenue of the Oil, Gas and New Energy segment for 2022 was RMB929.279 billion, representing an increase of 35.0% as compared with RMB688.334 billion for last year, which was primarily due to the increase in the prices and sales volumes of oil and gas products such as crude oil and natural gas.

The average realised crude oil price of the Group in 2022 was US$92.12 per barrel, representing an increase of 40.5% as compared with US$65.58 per barrel for last year.

Operating Expenses Operating expenses of the Oil, Gas and New Energy segment for 2022 was RMB763.531 billion, representing an increase of 23.2% as compared with RMB619.882 billion for last year, which was primarily due to the increase in procurement expenses and tax expenses.

In 2022, the unit oil and gas lifting costs of the Group was US$12.42 per barrel, generally the same as US$12.30 per barrel for last year.

Profit from Operations In 2022, by seizing the favourable opportunity in the rise of international oil price, the Oil, Gas and New Energy segment enhanced profitable exploration, actively increased oil and gas reserves and output, further implemented quality and profitability enhancement, strengthened benchmarking analysis and strictly controlled the investment and cost in domestic business. In overseas business, the Oil, Gas and New Energy segment focused on optimizing the asset structure, actively obtained new high-quality projects, effectively promoted the disposal of assets that generated low profitability or were unprofitable at all and centralized resources to areas where the Group has competitive advantages to continuously improve the profitability of overseas business. In 2022, the Oil, Gas and New Energy segment realised an operating profit of RMB165.748 billion, increased by RMB 97.296 billion as compared with RMB68.452 billion for last year.

Refining, Chemicals and New Materials

Revenue The revenue of the Refining, Chemicals and New Materials segment for 2022 was RMB1,164.596 billion, representing an increase of 19.4% as compared with RMB974.972 billion for last year, primarily due to the rise in the price of the refined and chemical products and the increase in the sales volume of diesel and other products. In particular, the operating income of the refining business was RMB906.782 billion representing an increase of 23.2% as compared with RMB736.004 billion for last year; the operating income of the chemical business was RMB257.814 billion, representing an increase of 7.9% as compared with RMB238.968 billion for last year.

Operating Expenses Operating expenses of the Refining, Chemicals and New Materials segment for 2022 was RMB1,124.026 billion, representing an increase of 21.5% as compared with RMB925.232 billion for last year, primarily due to the increase in the procurement costs of crude oil and feedstock.

In 2022, the cash processing costs of refineries of the Group was RMB215.37 per ton, representing an increase of 2.7% as compared with last year, primarily due to the increase in the price of fuel and power.

Profit from Operations In 2022, the Refining, Chemicals and New Materials segment strengthened the stable operation of equipment and the coordination between production activities and sales activities. The Group adhered to market-oriented principles, continuously optimized the products structure in accordance with the principle of maximizing the profitability of the industry chain and achieved the potential of cost reduction and profitability improvement in the whole process and all elements of production. The Refining, Chemicals and New Materials segment in 2022 realised operating profits of RMB40.570 billion, representing a decrease of 18.4% as compared with RMB49.740 billion for last year, among which, the refining business recorded an operating profit of RMB41.168 billion, representing an increase of 9.1% as compared with RMB37.730 billion for last year, primarily due to the increase of profit margin of the refining business; while the chemical business generated an operating loss of RMB0.598 billion, decreased by RMB12.608 billion from operating profit of RMB12.010 billion for last year, primarily due to the rise in cost of raw materials along with oil price.

Marketing

Revenue The revenue of the Marketing segment for 2022 was RMB2,771.894 billion, representing an increase of 27.7% as compared with RMB2,170.062 billion for last year, primarily due to the increase in the price of refined oil and the revenue of international trading operations.

Operating Expenses Operating expenses of the Marketing segment for 2022 was RMB2,757.520 billion, representing an increase of 27.9% as compared with RMB2,156.785 billion for last year, primarily due to the increase in the expenditure arising from the purchase of refined oil and trading expenses.

Profit from Operations In 2022, the Marketing segment strived to optimize marketing strategies, create innovative marketing modes, improve sales volumes, market shares and price realisation rates, allocate resources scientifically, arrange the sales flow rationally and endeavoured to control the marketing expenses in domestic market. In overseas business, the Marketing segment strengthened its market trend analysis, seized the market opportunities, vigorously carried out the operation of global integrated market and actively promoted the widening of income sources and increase of profitability. In 2022, the Marketing segment recorded an operating profit of RMB14.374 billion, representing an increase of 8.3% as compared with RMB13.277 billion for last year.

Natural Gas Sales

Revenue The revenue of the Natural Gas Sales segment amounted to RMB519.211 billion for 2022, representing an increase of 24.5% as compared with RMB417.022 billion for last year, primarily due to the increase in both sales volume and price of natural gas.

Operating Expenses Operating expenses of the Natural Gas Sales segment amounted to RMB506.254 billion for 2022, representing an increase of 35.7% as compared with RMB373.057 billion for last year, primarily due to the increase in the expenditure of natural gas purchase due to the rise of natural gas price in international market.

Profit from Operations In 2022, the Natural Gas Sales segment actively optimized the structure of resource pool, strived to control procurement costs and fully guaranteed the market demand for clean and low-carbon energy. The Group highlighted the professional marketing, strengthened lean management, expanded diversified sales channels and actively develop high-efficiency markets and high-end customers. In 2022, the Natural Gas Sales segment realized operating profit of RMB12.957 billion, representing a decrease of RMB12.688 billion as compared with that for last year after excluding the impact of the transaction of pipeline assets of Kunlun Energy on the profit from operations for last year, primarily due to the increase in the cost of imported natural gas.

In 2022, the Group’s overseas operations(a) realized a revenue of RMB1,350.261 billion, accounting for 41.7% of the Group’s total revenue; profit before income tax expense amounted to RMB35.527 billion, accounting for 16.7% of the Group’s total profit before income tax expense. The Group’s overseas operations maintained a stable development with continuous improvement in its international operation abilities.

(a)

Overseas operations do not constitute a separate operating segment of the Group. The financial data of overseas operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2022	As at December 31, 2021	Percentage of Change

	RMB million	RMB million	%

Total assets	2,673,485	2,502,262	6.8
Current assets	613,867	480,838	27.7
Non-current assets	2,059,618	2,021,424	1.9
Total liabilities	1,135,632	1,093,393	3.9
Current liabilities	624,263	518,158	20.5
Non-current liabilities	511,369	575,235	(11.1)
Equity attributable to owners of the Company	1,369,327	1,263,561	8.4
Share capital	183,021	183,021	—
Reserves	332,721	308,560	7.8
Retained earnings	853,585	771,980	10.6
Total equity	1,537,853	1,408,869	9.2

Total assets amounted to RMB2,673.485 billion, representing an increase of 6.8% as compared with RMB2,502.262 billion as at the end of 2021, of which:

Current assets amounted to RMB613.867 billion, representing a decrease of 27.7% as compared with RMB480.838 billion as at the end of 2021, primarily due to the increase in cash and cash equivalents, inventories, and accounts receivable.

Non-current assets amounted to RMB2,059.618 billion, representing an increase of 1.9% as compared with RMB2,021.424 billion as at the end of 2021, primarily due to the increase in the property, plant and equipment.

Total liabilities amounted to RMB1,135.632 billion, representing an increase of 3.9% as compared with RMB1,093.393 billion as at the end of 2021, of which:

Current liabilities amounted to RMB624.263 billion, representing an increase of 20.5% as compared with RMB518.158 billion as at the end of 2021, primarily due to the increase in accounts payable and short-term borrowings.

Non-current liabilities amounted to RMB511.369 billion, representing a decrease of 11.1% as compared with RMB575.235 billion as at the end of 2021, primarily due to the optimization of debt structure of the Group and the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,369.327 billion, representing an increase of 8.4% as compared with RMB1,263.561 billion as at the end of 2021, primarily due to the increase in retained earnings.

(4) Cash Flows

As at December 31, 2022, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets out the net cash flows of the Group for 2022 and 2021 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31

	2022	2021

	RMB million	RMB million
Net cash flows from operating activities	393,768	341,469
Net cash flows used for investing activities	(232,971)	(213,032)
Net cash flows used for financing activities	(113,713)	(107,971)
Translation of foreign currency	7,317	(2,308)
Cash and cash equivalents at end of the year	191,190	136,789

Net Cash Flows from Operating Activities

The net cash flows from operating activities of the Group in 2022 amounted to RMB393.768 billion, representing an increase of 15.3% as compared with RMB341.469 billion for last year, primarily due to the combined impact from the increase in profit and the change in working capital during the Reporting Period. As at December 31, 2022, the Group had cash and cash equivalents of RMB191.190 billion. The cash and cash equivalents were mainly denominated in Renminbi and US Dollar (approximately 55.1% were denominated in Renminbi, approximately 43.3% were denominated in US Dollar, approximately 1.0% were denominated in HK Dollar and approximately 0.6% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

The net cash flows used for investing activities of the Group in 2022 amounted to RMB232.971 billion, representing an increase of 9.4% as compared with RMB213.032 billion for last year, primarily due to the effects of cash received from the transaction of pipeline assets of Kunlun Energy in 2021 lowered the net cash flows used for investing activities in 2021.

Net Cash Flows Used for Financing Activities

The net cash used for financing activities of the Group in 2022 was RMB113.713 billion, representing an increase of 5.3% as compared with RMB107.971 billion for last year, primarily due to the optimization of the Group’s debt structure and the increase in the repayment of long-term and short-term borrowings.

The net borrowings of the Group as at December 31, 2022 and December 31, 2021, respectively, were as follows:

	As at December 31, 2022	As at December 31, 2021

	RMB million	RMB million

Short-term borrowings (including current portion of long-term borrowings)	100,639	53,275
Long-term borrowings	222,478	287,175

Total borrowings	323,117	340,450

Less: Cash and cash equivalents	191,190	136,789

Net borrowings	131,927	203,661

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2022	As at December 31, 2021

	RMB million	RMB million

Within 1 year	107,461	58,923
Between 1 and 2 years	129,885	53,250
Between 2 and 5 years	102,490	226,124
After 5 years	16,500	28,053

	356,336	366,350

Of the total borrowings of the Group as at December 31, 2022, approximately 34.9% were fixed-rate borrowings and approximately 65.1% were floating-rate borrowings. Of the borrowings as at December 31, 2022, approximately 67.7% were denominated in Renminbi, approximately 30.2% were denominated in US Dollar and approximately 2.1% were denominated in other currencies.

As at December 31, 2022, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings + total equity), interest-bearing borrowings include various short-term and long-term borrowings) was 17.4% (19.5% as at December 31, 2021).

(5) Capital Expenditures

In 2022, the Group, by adhering to the principle of investing on a rigorous, precise and profitable basis, continued to improve its level of investment management, increased investment in key areas such as oil and gas exploration and development, refining and upgrading, green and low-carbon transformation and promoted the steady development of core businesses. In 2022, the capital expenditures of the Group amounted to RMB274.307 billion, representing an increase of 9.2% as compared with RMB251.178 billion for last year. The table below sets out the capital expenditures of the Group for 2022 and 2021 and estimated capital expenditure of each business segment for 2023.

	2022		2021		Estimated amount for 2023
	RMB million	%	RMB million	%	RMB million	%
Oil, Gas and New Energy	221,592	80.78	178,259	70.97	195,500	80.29
Refining, Chemicals and New Materials	41,771	15.23	54,487	21.69	34,000	13.96
Marketing	5,069	1.85	10,982	4.37	7,000	2.88
Natural Gas Sales	4,936	1.80	6,750	2.69	6,000	2.46
Head Office and Other	939	0.34	700	0.28	1,000	0.41

Total	274,307	100.00	251,178	100.00	243,500	100.00

Oil, Gas and New Energy

Capital expenditures for the Oil, Gas and New Energy segment for 2022 amounted to RMB221.592 billion, which were primarily used for the exploration and development with scale benefit and profitability in key domestic basins such as Tarim, Sichuan, Ordos, Junggar, Songliao and Bohai Bay, devoting greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promoting new energy projects including clean electricity and CCUS; and actively responded to changes in the overseas situations, focused on key areas to deepen economies of scale exploration, strengthened production capacity construction of key projects such as the Middle East, Central Asia and Americas and continuously optimized business layout and asset structure.

It is estimated that the capital expenditures for the Oil, Gas and New Energy segment for 2023 will be RMB195.500 billion, which will be primarily for the continuous exploration and development with scale benefit and profitability in key domestic basins such as Songliao, Ordos, Junggar, Tarim, Sichuan and Bohai Bay. The Company will devote greater efforts in the exploration of unconventional resources such as shale gas and shale oil, promote new energy projects including clean electricity and CCUS, adhere to the principle of centralised and profitable development in overseas operations, strengthen the obtaining of high-quality projects, continuously optimize asset structure, business structure and regional layout while continuing operating existing projects in cooperation areas such as the Middle East, Central Asia, America and the Asia Pacific region.

Refining, Chemicals and New Materials

Capital expenditures for the Refining, Chemicals and New Materials segment for 2022 amounted to RMB41.771 billion, which were primarily used for Guangdong Petrochemical integration project of refining and chemicals, transformation and upgrading projects such as Jilin Petrochemical ABS project and research projects for new materials and new technologies.

It is estimated that the capital expenditures for the Refining, Chemicals and New Materials segment for 2023 will be RMB34.000 billion, which will be used primarily for the construction of large-scale refining and chemical projects such as Jilin Petrochemical and Guangxi Petrochemical Ethylene projects, ending of Guangdong Petrochemical integration project of refining and chemicals as well as transformation and upgrading projects related to refining reduction and chemical increase and new materials and new technologies.

Marketing

Capital expenditures for the Marketing segment for 2022 amounted to RMB5.069 billion, which were primarily used for the domestic terminal network construction for the sales of oil and gas, the expansion of new energy projects such as hydrogen refuelling stations and the construction of overseas oil and gas storage, transportation and sales facilities.

It is estimated that the capital expenditures for the Marketing segment for 2023 will be RMB7.000 billion which will be primarily used for the construction of domestic comprehensive energy station for “oil, gas, hydrogen, power and non-oil” and the optimization of terminal network layout and the construction of overseas oil and gas storage, transportation and sales facilities.

Natural Gas Sales

Capital expenditures for the Natural Gas Sales segment for 2022 amounted to RMB4.936 billion, which were primarily used for construction of natural gas branch lines and market development projects for urban gas end-market.

It is estimated that capital expenditures for the Natural Gas Sales segment for 2023 will be RMB6.000 billion, which will be used primarily for construction of Fujian liquid natural gas (“LNG”) receiving stations, natural gas branch lines and market development projects for urban gas end-market.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2022 were RMB0.939 billion, which were primarily used for improvement of scientific research facilities and construction of the IT system.

It is estimated that the capital expenditures for the Head Office and Other segment of the Group for 2023 will be RMB1.000 billion, which will be primarily used for improvement of scientific research facilities and construction of the IT system.

3.1.4 Business Prospects

In 2023, the global economy is expected to continue to recover but at a slower pace and there are still many unstable and uncertain factors; facing volatility of international crude oil prices may increase. As the effect of stable growth of the macro-economy continues to emerge, China’s economic growth will rebound on the whole；the demand for refined oil in the domestic market has recovered and the competition is still fierce. In the face of various opportunities and challenges, the Group will adhere to the new development concept, actively integrate into the new development layout, implement the high-quality development requirements, vigorously implement the five development strategies of innovation, resources, market, internationalization, green and low-carbon, focus on developing the main business, strengthen enterprise management, reform and innovation, improve quality and profitability, green transformation, digital transformation and risk prevention, and strive to create value for shareholders.

In terms of Oil, Gas and New Energy Business, the Group’s domestic oil and gas business will continue to promote efficient exploration, strengthen risk exploration and shake off pre-exploration in six major areas, including marine carbonate rocks, lithologic strata, volcanic rocks, thrust structural zones, new areas and new fields and shale oil and gas; the Group will organize the centralized exploration of oil and natural gas scale reserves and strive to increase oil and natural gas reserves. The Group will accurately develop oil and gas, control the gradual decline of old oil field production and improve the collection rate of old oil field. The Group will focus on the construction of new areas and strive to improve oil and gas production. The international oil and gas business will adhere to efficient exploration, expand the discovery scale of new fields, pay attention to the fine exploration of mature exploration areas and maintain a good momentum of reserves discovery. The Group will strengthen fine development and accelerate the construction of key production capacity and engineering projects. The Group will increase the obtaining of high-quality projects, promote the disposal of low profitability and unprofitable assets, continue to optimize the structure of overseas oil and gas assets, business structure and regional layout. The New Energy Business will fully implement the carbon emission peak action plan, continue to optimize the development plans of offshore wind power, CCS/CCUS, gas power, etc., and accelerate the construction of new energy bases, fully participate in the construction of the “desert, gobi, wasteland” large base and the far-reaching offshore wind power large base projects and strengthen the layout and implementation of clean power, geothermal, hydrogen energy and other projects. In 2023, the Group plans to reach the crude oil output of 912.9 million barrels and the marketable natural gas output of 4,888.9 billion cubic feet with a total oil and natural gas equivalent output of 1,727.7 million barrels.

In terms of Refining, Chemicals and New Materials Business, the Group will promote the optimal allocation of regional resources, give full play to the advantages of characteristic crude oil resources and refinery facilities, optimize production routes and product plans and increase the production of low-sulphur marine fuel oil, paraffin, lubricating oil, asphalt and other characteristic products. The Group will optimize the supply of ethylene raw materials, maintain the high load operation of ethylene and aromatics units and strive to increase the production of high value-added chemical products. The Group will adhere to the development idea of “base + high-end” and promote the construction of ethylene projects of Jilin Petrochemical and Guangxi Petrochemical. The Group will vigorously develop New Material Business and accelerate the research and development of new products related to Liaoyang Petrochemical and Daqing Petrochemical. The Group will actively expand the sales channels of chemical products, give full play to the functions of the “PetroChina e-Chemical” platform, further promote the “product manager + customer manager” professional marketing model and further improve the sales and benefits of chemical products. In 2023, the Group plans to reach the processing volume of crude oil of 1,293.1 million barrels.

In terms of Marketing Business, the Group will actively ensure smooth upstream production; the Group will fully increase marketing, continue to strengthen market research, build an integrated wholesale and retail marketing system, enhance the development of group customers, small and medium-sized enterprises, and other end customers, develop differentiated marketing strategies for different regions, different industries, different periods of time and different oil products, accurately control the sales rhythm and steadily improve market share and sales profitability. The Group will increase optimization of the whole process, improve the on-site service of gas stations, continuously improve customer experience, enhance brand reputation and influence and increase the sales of pure gun gasoline. The Group will adjust and optimize the investment direction and optimize the construction of terminal networks such as gas stations, comprehensive energy service stations, charging and swapping stations and photovoltaic stations. The Group will continue to vigorously develop the non-oil sales business, improve store marketing ability, accelerate the construction of e-commerce platform and strive to increase revenue and create efficiency. The Group will improve the international trade system, strive to expand the scale of trade, build trading resource pool, enhance the flexibility and stability of operation and promote the cost reduction and profitability increase of the oil and gas industry chain.

In terms of Natural Gas Sales Business, the Group will make full use of both domestic and foreign resources, strengthen demand-side dynamic analysis and management, scientifically and reasonably sign purchase and sales contracts, strictly implement sales plans and profitably guarantee market supply. The Group will adhere to the principle of preferring incremental resources to high profitable markets and high-end users, strengthen strategic cooperation with relevant enterprises, accelerate the development of urban gas market and strive to increase the sales proportion of terminal markets. The Group will refine and differentiate the marketing strategy, strictly implement the national price policy, continuously expand the online trading scale, promote the spot purchasing mode and continuously improve the marketing quality and profitability. The Group will promote the construction of natural gas sales branch lines and LNG terminals in an orderly manner and constantly enhance the market supply and service capacity.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2022	As at December 31, 2021	Percentage of Change

	RMB million	RMB million	%

Total assets	2,673,751	2,502,533	6.8
Current assets	613,867	480,838	27.7
Non-current assets	2,059,884	2,021,695	1.9
Total liabilities	1,135,648	1,093,409	3.9
Current liabilities	624,263	518,158	20.5
Non-current liabilities	511,385	575,251	(11.1)
Equity attributable to equity holders of the Company	1,369,576	1,263,815	8.4
Total equity	1,538,103	1,409,124	9.2

See Section (3) in 3.1.3 for reasons of changes.

(2) Principal operations by segment under CAS

	Income from principal operations for the year 2022	Cost of principal operations for the year 2022	Margin(a)	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations		Increase or decrease in margin
	RMB million	RMB million	%	%	%		Percentage points
Oil, Gas and New Energy	909,141	580,188	26.4	35.8	18.2		5.0
Refining, Chemicals and New Materials	1,157,918	896,515	7.1	19.7	28.4		(1.8)
Marketing	2,742,369	2,640,615	3.7	28.0	27.2		0.6
Natural Gas Sales	513,331	499,567	2.6	25.1	29.1		(3.0)
Head Office and Other	539	693	—	79.3	210.8	(b)	—
Inter-segment Elimination	(2,148,590)	(2,163,043)	—	—	—		—
Total	3,174,708	2,454,535	14.2	24.4	22.4		1.4

(a)	Margin = Profit from principal operations / Income from principal operations.
(b)	The significant increase in the cost of Head Office and Other Segment was primarily due to the increase of investment in the scientific research.

(3) Principal subsidiaries and associates of the Group under CAS

Name of company	Registered capital	Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit/ (loss)
	RMB million	%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited	47,500	100.00	371,736	140,154	231,582	12,560
CNPC Exploration and Development Company Limited	16,100	50.00	210,816	36,367	174,449	12,390
PetroChina Hong Kong Limited	HKD7,592 million	100.00	157,804	56,684	101,120	7,038
PetroChina International Investment Company Limited	31,314	100.00	99,254	169,776	(70,522)	(1,200)
PetroChina International Co., Ltd.	18,096	100.00	298,118	202,923	95,195	6,282
PetroChina Sichuan Petrochemical Co., Ltd.	10,000	90.00	26,522	2,013	24,509	33
China Oil & Gas Pipeline Network Corporation (the “PipeChina”)	500,000	29.90	921,190	331,941	589,249	31,908
China Petroleum Finance Co., Ltd.	16,395	32.00	528,334	446,106	82,228	6,312
CNPC Captive Insurance Co., Ltd.	6,000	49.00	11,208	3,974	7,234	449
China Marine Bunker (PetroChina) Co., Ltd.	1,000	50.00	12,354	9,974	2,380	126
Mangistau Investment B.V.	USD131 million	50.00	11,588	3,156	8,432	1,486
Trans-Asia Gas Pipeline Co., Ltd.	5,000	50.00	49,359	2,179	47,180	4,112

3.3 Distribution Plan for the Final Dividend for 2022

After overall consideration of the Company’s operating results, financial position and cash flow, etc. and in return for the shareholders, the Board recommends a final cash dividend of RMB0.22 (inclusive of applicable tax) per share for 2022 to all shareholders of the Company. The total amount of cash dividends reaches approximately RMB40.265 billion. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2022 annual general meeting. The final dividend of H shares will be paid to all shareholders of H shares whose names appear on the register of members of the Company at the close of trading on June 27, 2023. The register of members of H shares will be closed from June 22, 2023 to June 27, 2023 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on June 21, 2023. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 27, 2023 are eligible for the final dividend. The final dividend of A shares and H shares for 2022 will be paid on or about June 28, 2023 and July 28, 2023, respectively.

In accordance with the relevant provisions of the articles of association of PetroChina Company Limited and relevant laws and regulations, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange and the Shenzhen Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares of the Company shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the 2022 annual general meeting. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》 ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

In relation to individual shareholders and securities investment funds holding A shares of the Company, according to the rules of the Implementation of Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2012] No.85) (《關于實施上市公司股息紅利差別化個人所得稅政策有關問題的通知 》(財稅[2012] 85 號)) and the Notice of the Ministry of Finance, the State Administration of Taxation (“SAT”) and the China Securities Regulatory Commission on Issues concerning Differentiated Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2015] No.101) (《關于上市公司股息紅利差別化個人所得稅政策有關問題的通知 》(財稅[2015] 101號)), when the Company distributes dividends, investors holding the shares of the Company for more than one year shall be temporarily exempted from individual income tax; investors holding the shares of the Company within one year (including one year) shall be temporarily exempted from paying individual income tax. When individual shareholders and securities investment funds holding A shares of the Company transfer their shares after the equity registration date, the Shanghai Branch of CSDC will calculate the actual tax payable based on the period of their shareholding, and securities companies and other share custodians will withhold the amount of tax payable from their respective accounts transfer to the Shanghai Branch of CSDC. The actual tax payable is calculated as follows: if the shareholding period (meaning the duration from the date of public offering or acquiring the Company’s shares from the market to the day before the date of transfer and delivery of the stock) is within one month (including one month), the dividends and bonuses will be fully considered as taxable income, and the actual tax payable will be 20% of the dividends and bonuses; if the shareholding period is more than one month to one year (including one year), 50% of the dividends and bonuses will be considered as taxable income, and the actual tax payable will be 10% of the dividends and bonuses; if the shareholding period exceeds one year, the dividends and bonuses are temporarily exempted from individual income tax.

In relation to Qualified Foreign Institutional Investors (“QFII”) holding A shares of the Company, according to the rules of Notice of the SAT on Issues Concerning the Withholding of Enterprise Income Tax on Dividends, Bonuses and Interests Paid to QFII by Chinese Resident Enterprises (Letter No. 47 [2009] of the SAT) (《關于中國居民企業向QFII支付股息、紅利、利息代扣代繳企業所得稅有關問題的通知》 (國稅函〔2009〕47號))(“Letter No. 47 [2009] of the SAT”), the Company will withhold corporate income tax at the rate of 10%; if the relevant shareholders consider that they are entitled to tax treatment under certain tax treaty (arrangement) in relation to the dividends, such shareholders may file an application for the tax treatment under the tax treaty (arrangement) with the competent tax authority after receiving dividends according to Letter No. 47 [2009] of the SAT.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on January 1, 2008, amended on February 24, 2017 and December 29, 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change his/her/its shareholder status, please consult his/her/its agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on June 27, 2023.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關于國稅發 [1993]045號文件廢止後有關個人所得稅征管問題的通知》(Guo Shui Han [2011] No.348) (國稅函[2011]348號) promulgated by the SAT, the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of SAT on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告2019年第 35號)). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 27, 2023 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents at or before 4:30 p.m. on June 21, 2023 (address: Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 27, 2023.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the SAT and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅〔 2014〕81號）) which became effective on November 17, 2014 and the Notice of the Ministry of Finance, the SAT and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號）) which became effective on December 5, 2016, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10% and file tax withholding returns with the competent tax authority. Where there is any Hong Kong investor who is tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon approval, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4 Significant Events

4.1 Delisting of the ADSs

On August 12, 2022, the Board of the Company approved to inform the NYSE that the Company would apply for a voluntary delisting of its ADSs from the NYSE pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and other relevant rules, and subject to subsequent actual circumstances, the Company would apply for the deregistration of the ADSs and the underlying H shares with the United States Securities and Exchange Commission after it meets the relevant requirements under the Exchange Act. On September 8, 2022 (EST Time), the Company’s ADSs were officially delisted from the NYSE. For details, please refer to the announcement published by the Company on the website of the Shanghai Stock Exchange (Announcement No.: Lin 2022-028) and the announcement on the website of the Hong Kong Stock Exchange on August 12, 2022.

This event did not affect the continuity of the business and the stability of management of the Group.

4.2 China Strengthened the Implementation of the Value-added Tax Credit Refund Policy

On March 21, 2022, April 17, 2022, May 17, 2022 and June 7, 2022, the Ministry of Finance and the SAT successively issued the Announcement on Further Strengthening the Implementation of the Policies Regarding the Refund of Term-End Excess Input Value-Added Tax Credits (Announcement No. 14 [2022] of the Ministry of Finance and the SAT) (《關於進一步加大增值稅期末留抵退稅政策實施力度的公告》 (財政部 稅務總局公告2022年第14號)), the Announcement on Further Accelerating the Implementation Progress of Implementation of the Policies Regarding the Refund of Term-End Excess Input Value-Added Tax Credits (Announcement No. 17 [2022] of the Ministry of Finance and the SAT）(《關於進一步加快增值稅期末留抵退稅政策實施進度的公告》（財政部 稅務總局公告2022年第17號）), the Announcement on Keeping Accelerating the Implementation of the Policies Regarding the Refund of Term-End Excess Input Value-Added Tax Credits (Announcement No. 19 [2022] of the Ministry of Finance and the SAT) (《關於進一步持續加快增值稅期末留抵退稅政策實施進度的公告》 (財政部 稅務總局公告2022年第19號)), and the Announcement on Expanding the Scope of Industries to Which the Policy of Refunding Excess Input Value-Added Tax Credits in Full Amount Applies (Announcement No. 21 [2022] of the Ministry of Finance and the SAT) (《關於擴大全額退還增值稅留抵稅額政策行業範圍的公告》 (財政部 稅務總局公告2022年第21號)), which strengthened the implementation of the value-added tax credits refund policy, made it clear that the refund of incremental excess input value-added tax credits can be extended to eligible small and medium enterprises and that medium and large enterprises in manufacturing industry and other large scale industry can refund existing excess input tax credits in a lump sum, expanded the scope of application of the tax credit refund policy in manufacturing industries and accelerated the implementation of the tax credit refund policy.

This event did not affect the continuity of the business and the stability of management of the Group and was conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

4.3 The Ministry of Finance and the Ministry of Emergency Management of China Amended and Issued the Administrative Measures for the Collection and Utilization of Enterprise Work Safety Funds

On November 21, 2022, the Ministry of Finance and the Ministry of Emergency Management amended and issued the Administrative Measures for the Collection and Utilization of Enterprise Work Safety Funds (Cai Zi [2022] No.136) (《企業安全生産費用提取和使用管理辦法 》(財資〔2022〕136號 )), which regulates that onshore oil (gas) and offshore oil (gas) production enterprises shall extract safety production expenses at the end of month based on the oil and natural gas produced in that month, including RMB20 per ton of crude oil and RMB7.5 per cubic meters of raw gas. Hazardous material production and storage enterprises shall determine the accrued amount for the year based on the operating revenue of the previous year by adopting the method of excess accrual and withdraw the amount on a monthly basis. The details are as follows：(1) if the operating revenue of the previous year does not exceed RMB10 million, the accrual ratio is 4.5%；(2) for the portion of the operating revenue of the previous year exceeding RMB10 million to RMB100 million, the accrual ratio is 2.25%；(3) for the portion of the operating revenue of the previous year exceeding RMB100 million to RMB1 billion, the accrual rate is 0.55%；(4) for the portion of the operating revenue of the previous year exceeding RMB1 billion, the accrual rate is 0.2%.

This event did not affect the continuity of the business and the stability of management of the Group and was conducive to the sustainable and healthy development of the Group.

5 Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☒  Applicable            ☐  Not applicable

5.1.1 Major impact of changes in PRC accounting policies

In 2021, the Ministry of Finance promulgated the Notice on the Issuance of Interpretation of Accounting Standards for Business Enterprises No. 15 (hereinafter referred to as Interpretation No. 15) and the Questions and Answers on the Implementation of Accounting Standards for Business Enterprises. The Group and the Company have adopted the above notice and the questions and Answers on the implementation of Accounting Standards for Business Enterprises to prepare the 2022 annual financial statements, and the above amendments have no significant impact on the financial statements of the Group and the Company.

Accounting treatment of trial operation sales. The Group and the Company have implemented the provisions related to the trial operation sales in Interpretation No. 15 since January 1, 2022. Only the inventory of trial operation has been produced, and the revenue of trial operation has not yet been recognized. From January 1, 2021 to the implementation date, the Group and the Company have no significant sales in the trial operation phase, and no significant inventory in the trial operation phase has been produced, which will have no significant impact on the 2021 annual financial statements.

5.1.2 Major impact of changes in IFRS accounting policies

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

•	Rent Concessions Extension of the practical expedient – Amendments to IFRS 16

•	Reference to the Conceptual Framework – Amendments to IFRS 3

•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

•	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37

•	Annual Improvements to IFRS Standards 2018-2020

These amendments listed above have no material impact on the Group for the December 31, 2022 reporting period.

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable            ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable            ☒  Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable            ☒  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

			2022	2021
	Notes		RMB million	RMB million
REVENUE	(i	)	3,239,167	2,614,349

OPERATING EXPENSES
Purchases, services and other			(2,213,080)	(1,770,019)
Employee compensation costs			(163,073)	(154,835)
Exploration expenses, including exploratory dry holes			(27,074)	(24,248)
Depreciation, depletion and amortisation			(238,036)	(231,269)
Selling, general and administrative expenses			(59,529)	(57,802)
Taxes other than income taxes			(278,055)	(228,003)
Other (expense)/income, net			(43,660)	12,980

TOTAL OPERATING EXPENSES			(3,022,507)	(2,453,196)

PROFIT FROM OPERATIONS			216,660	161,153

FINANCE COSTS
Exchange gain			23,772	13,377
Exchange loss			(25,590)	(12,839)
Interest income			4,738	2,984
Interest expense			(21,554)	(19,739)

TOTAL NET FINANCE COSTS			(18,634)	(16,217)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES			15,251	13,267

PROFIT BEFORE INCOME TAX EXPENSE	(ii	)	213,277	158,203
INCOME TAX EXPENSE	(iii	)	(49,295)	(43,507)

PROFIT FOR THE YEAR			163,982	114,696

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income			(116)	232
Currency translation differences			6,201	(2,045)
Items that are or may be reclassified subsequently to profit or loss
Gains on cash flow hedges			11,273	—
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method			654	(4)
Currency translation differences			3,758	(2,684)

OTHER COMPREHENSIVE INCOME, NET OF TAX			21,770	(4,501)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR			185,752	110,195

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			149,380	92,170
Non-controlling interests			14,602	22,526

			163,982	114,696

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company			165,050	89,561
Non-controlling interests			20,702	20,634

			185,752	110,195

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv	)	0.82	0.50

(2) Consolidated Statement of Financial Position

			December 31, 2022	December 31, 2021
	Notes		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment			1,492,513	1,459,296
Investments in associates and joint ventures			269,569	265,785
Equity investments measured at fair value through other comprehensive income			943	1,168
Right-of-use assets			203,065	208,606
Intangible and other non-current assets			69,813	66,344
Deferred tax assets			19,699	12,161
Time deposits with maturities over one year			4,016	8,064

TOTAL NON-CURRENT ASSETS			2,059,618	2,021,424

CURRENT ASSETS
Inventories			167,751	143,848
Accounts receivable	(vi	)	72,028	52,746
Derivative financial instruments			21,133	3,913
Prepayments and other current assets			119,654	112,820
Financial assets at fair value through other comprehensive income			4,376	3,975
Financial assets at fair value through profit or loss			3,876	—
Time deposits with maturities over three months but within one year			33,859	26,747
Cash and cash equivalents			191,190	136,789

TOTAL CURRENT ASSETS			613,867	480,838

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii	)	372,369	299,121
Contract liabilities			77,337	78,481
Income taxes payable			16,471	9,915
Other taxes payable			37,043	66,859
Short-term borrowings			100,639	53,275
Derivative financial instruments			11,146	3,881
Lease liabilities			7,560	6,626
Financial liabilities at fair value through profit or loss			1,698	—

TOTAL CURRENT LIABILITIES			624,263	518,158

NET CURRENT LIABILITIES			(10,396)	(37,320)

TOTAL ASSETS LESS CURRENT LIABILITIES			2,049,222	1,984,104

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital			183,021	183,021
Retained earnings			853,585	771,980
Reserves			332,721	308,560

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY			1,369,327	1,263,561
NON-CONTROLLING INTERESTS			168,526	145,308

TOTAL EQUITY			1,537,853	1,408,869

NON-CURRENT LIABILITIES
Long-term borrowings			222,478	287,175
Asset retirement obligations			142,081	129,405
Lease liabilities			118,200	123,222
Deferred tax liabilities			21,016	26,638
Other long-term obligations			7,594	8,795

TOTAL NON-CURRENT LIABILITIES			511,369	575,235

TOTAL EQUITY AND NON-CURRENT LIABILITIES			2,049,222	1,984,104

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products, chemical products, non-oil products, etc., and from the transportation of crude oil and natural gas. Revenue from contract is recognized primarily at a certain point.

(ii) Profit Before Income Tax Expense

	2022	2021
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:
Credited
Dividend income from equity investments measured at fair value through other comprehensive income	15	17
Reversal of provision for impairment of receivables	160	360
Reversal of write down in inventories	42	76
(Loss)/Gain on disposal of investment in subsidiaries(a)	(185)	3,575
Gain on Pipeline restructuring(a)	—	18,320
Gain from ineffective portion of cash flow hedge(a)	2,217	—
Charged
Amortisation of intangible and other assets	5,574	5,774
Depreciation and impairment losses:
Owned property, plant and equipment	217,731	211,107
Right-of-use assets	14,731	14,388
Auditors’ remuneration(b)	47	47
Cost of inventories recognised as expense	2,500,861	2,047,256
Provision for impairment of receivables	1,784	775
Loss on disposal and scrap of property, plant and equipment(a)	20,726	18,959
Variable lease payments, low-value and short-term lease payment not included in the measurement of lease liabilities	2,083	2,645
Research and development expenses	20,016	16,729
Write down in inventories	8,609	656
Investment loss from disposal of derivative financial instruments(a)	28,931	—
Impairment of other non-current assets(a)	4,653	465

(a)

Other income, net primarily includes gain from ineffective portion of cash flow hedges, loss on disposal of property, plant and equipment, investment loss from disposal of derivative financial instruments, and impairment of other non-current assets.

(b)

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB 39 million (2021: RMB 41million) paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services.

(iii) Income Tax Expense

	2022	2021
	RMB million	RMB million
Current taxes	63,328	33,822
Deferred taxes	(14,033)	9,685

	49,295	43,507

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2030.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2022	2021
	RMB million	RMB million
Profit before income tax expense	213,277	158,203
Tax calculated at a tax rate of 25%	53,319	39,551
Tax return true-up	(910)	(256)
Effect of income taxes from international operations different from taxes at the PRC statutory tax rate	7,857	2,692
Effect of preferential tax rate	(14,197)	(8,603)
Tax effect of income not subject to tax	(7,347)	(10,305)
Tax effect of expenses not deductible for tax purposes	9,241	15,789
Tax effect of temporary differences and losses unrecognized as deferred tax assets	1,332	4,639

Income tax expense	49,295	43,507

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2022 and 2021 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2022	2021
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2022 (a)	37,076	—
Proposed final dividends attributable to owners of the Company for 2022 (b)	40,265	—
Interim dividends attributable to owners of the Company for 2021 (c)	—	23,866
Final dividends attributable to owners of the Company for 2021 (d)	—	17,610

	77,341	41,476

(a)

Interim dividends attributable to owners of the Company in respect of 2022 of RMB 0.20258 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 37,076 million. The dividends were paid on September 20, 2022 (A shares) and October 28, 2022 (H shares).

(b)

At the 20th meeting of the 8th Board, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2022 of RMB 0.22 yuan (inclusive of applicable tax) per share amounting to a total of RMB 40,265 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings during the year ended December 31, 2023 when approved at the forthcoming 2022 Annual General Meeting.

(c)

Interim dividends attributable to owners of the Company in respect of 2021 of RMB 0.13040 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 23,866 million. The dividends were paid on September 17, 2021 (A shares) and October 29, 2021 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2021 of RMB 0.09622 yuan (inclusive of applicable tax) per share, amounting to a total of RMB 17,610 million. The dividends approved at the 2021 Annual General Meeting held on June 9, 2022, and were paid on June 28, 2022 (A shares) and July 29, 2022 (H shares).

(vi) Accounts Receivable

	December 31, 2022	December 31, 2021
	RMB million	RMB million
Accounts receivable	74,917	54,160
Less: Provision for impairment of accounts receivable	(2,889)	(1,414)

	72,028	52,746

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	RMB million	RMB million
Within 1 year	71,307	51,533
Between 1 and 2 years	266	816
Between 2 and 3 years	302	194
Over 3 years	153	203

	72,028	52,746

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2022	December 31, 2021
	RMB million	RMB million
Trade payables	172,546	140,538
Salaries and welfare payable	9,385	8,975
Dividends payable by subsidiaries to non-controlling shareholders	581	419
Notes payables	15,630	20,089
Construction fee and equipment cost payables	116,571	92,683
Others (a)	57,656	36,417

	372,369	299,121

(a) Others consists primarily of operating lease payable, deposit, earnest money, caution money and insurance payables，etc.

The aging analysis of trade payables at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	RMB million	RMB million
Within 1 year	162,431	130,863
Between 1 and 2 years	2,682	2,767
Between 2 and 3 years	1,072	948
Over 3 years	6,361	5,960

	172,546	140,538

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Oil, Gas and New energy resources, Refining, Chemicals and New materials, Marketing, Natural Gas Sales and Head Office and Other. The segment information for the operating segments for the years ended December 31, 2022 and 2021 are as follows:

Year Ended December 31,2022	Oil, Gas and New Energy Resources	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	929,279	1,164,596	2,771,894	519,211	5,473	5,390,453
Less: Intersegment sales	(777,846)	(827,572)	(520,502)	(22,156)	(3,210)	(2,151,286)

Revenue from external customers	151,433	337,024	2,251,392	497,055	2,263	3,239,167

Depreciation, depletion and amortisation	(182,989)	(27,265)	(20,563)	(5,329)	(1,890)	(238,036)
Profit/(loss) from operations	165,748	40,570	14,374	12,957	(16,989)	216,660

Year Ended December 31, 2021	Oil, Gas and New Energy Resources	Refining, Chemicals and New Materials	Marketing	Natural Gas Sales	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	688,334	974,972	2,170,062	417,022	3,894	4,254,284
Less: Intersegment sales	(571,705)	(650,018)	(397,485)	(19,526)	(1,201)	(1,639,935)

Revenue from external customers	116,629	324,954	1,772,577	397,496	2,693	2,614,349

Depreciation, depletion and amortisation	(175,329)	(28,466)	(20,338)	(5,288)	(1,848)	(231,269)
Profit/(loss) from operations	68,452	49,740	13,277	43,965	(14,281)	161,153

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit：RMB million

	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	225,049	163,536	72,308	35,505
Financial assets at fair value through profit or loss	3,876	—	—	—
Derivative financial assets	21,133	3,913	192	—
Accounts receivable	72,028	52,746	17,969	7,429
Receivables financing	4,376	3,975	4,164	3,598
Advances to suppliers	13,920	14,598	9,365	6,273
Other receivables	45,849	39,554	9,410	4,327
Inventories	167,751	143,848	109,354	95,828
Other current assets	59,885	58,668	45,204	44,442

Total current assets	613,867	480,838	267,966	197,402

Non-current assets
Investments in other equity instruments	950	1,176	333	388
Long-term equity investments	269,671	265,884	471,795	461,462
Fixed assets	463,027	418,837	307,660	259,790
Oil and gas properties	832,610	816,788	628,338	622,093
Construction in progress	196,876	223,671	123,486	150,829
Right-of-use assets	132,735	139,359	58,000	61,889
Intangible assets	92,960	90,587	70,193	68,884
Goodwill	7,317	7,987	52	43
Long-term prepaid expenses	10,388	11,391	7,384	8,384
Deferred tax assets	19,699	12,161	3,543	—
Other non-current assets	33,651	33,854	11,701	12,786

Total non-current assets	2,059,884	2,021,695	1,682,485	1,646,548

TOTAL ASSETS	2,673,751	2,502,533	1,950,451	1,843,950

Unit：RMB million

	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	38,375	40,010	17,255	23,328
Financial liabilities at fair value through profit or loss	1,698	—	—	—
Derivative financial liabilities	11,146	3,881	—	—
Notes payable	15,630	20,089	15,213	19,369
Accounts payable	289,117	233,221	121,220	90,968
Contracts liabilities	77,337	78,481	55,861	57,698
Employee compensation payable	9,385	8,975	6,817	6,669
Taxes payable	53,514	76,774	34,512	51,615
Other payables	41,542	28,493	99,302	72,324
Current portion of non-current liabilities	70,561	19,893	53,157	8,644
Other current liabilities	15,958	8,341	10,572	5,918

Total current liabilities	624,263	518,158	413,909	336,533

Non-current liabilities
Long-term borrowings	169,630	198,005	90,743	99,767
Debentures payable	52,848	89,170	49,380	85,000
Lease liabilities	118,200	123,222	44,700	47,976
Provisions	142,081	129,405	104,553	90,941
Deferred tax liabilities	21,032	26,654	—	7,914
Other non-current liabilities	7,594	8,795	4,302	4,678

Total non-current liabilities	511,385	575,251	293,678	336,276

Total liabilities	1,135,648	1,093,409	707,587	672,809

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	123,612	127,375	123,486	127,207
Special reserve	8,490	9,231	4,620	4,829
Other comprehensive income	(19,062)	(34,737)	720	250
Surplus reserves	224,957	211,970	213,865	200,878
Undistributed profits	848,558	766,955	717,152	654,956

Equity attributable to equity holders of the Company	1,369,576	1,263,815	1,242,864	1,171,141

Non-controlling interests	168,527	145,309	—	—

Total shareholders’ equity	1,538,103	1,409,124	1,242,864	1,171,141

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,673,751	2,502,533	1,950,451	1,843,950

(2) Consolidated and Company Income Statements

Unit：RMB million

Items	2022	2021	2022	2021
	The Group	The Group	The Company	The Company
Operating income	3,239,167	2,614,349	1,729,735	1,413,409
Less: Cost of sales	(2,527,935)	(2,071,504)	(1,278,781)	(1,036,399)
Taxes and surcharges	(276,821)	(226,664)	(208,555)	(175,883)
Selling expenses	(68,352)	(71,295)	(47,670)	(48,777)
General and administrative expenses	(50,523)	(51,701)	(29,743)	(30,481)
Research and development expenses	(20,016)	(16,729)	(15,217)	(12,613)
Finance expenses	(19,614)	(17,043)	(13,713)	(14,972)
Including: Interest expenses	(21,554)	(19,739)	(15,097)	(15,162)
Interest income	4,738	2,984	1,732	765
Add: Other income	18,177	14,251	16,732	12,274
Investment income	(11,140)	35,389	36,619	26,044
Including: Income from investment in associates and joint ventures	15,251	13,267	11,296	10,604
Losses from changes in fair value	(2,464)	—	54	—
Credit impairment losses	(1,587)	(353)	(65)	(905)
Asset impairment losses	(37,233)	(27,611)	(23,330)	(6,761)
Gains on asset disposal	905	1,091	591	931

Operating profit	242,564	182,180	166,657	125,867

Add: Non-operating income	3,515	2,983	2,967	2,192
Less: Non-operating expenses	(32,807)	(26,969)	(23,539)	(21,887)

Profit before taxation	213,272	158,194	146,085	106,172

Less: Taxation	(49,295)	(43,507)	(16,216)	(22,039)

Net profit	163,977	114,687	129,869	84,133

Classified by continuity of operations:
Net profit from continuous operation	163,977	114,687	129,869	84,133
Net profit from discontinued operation	—	—	—	—
Classified by ownership:
Shareholders of the Company	149,375	92,161	129,869	84,133
Non-controlling interests	14,602	22,526	—	—
Other comprehensive income, net of tax	21,770	(4,501)	470	(205)
Other comprehensive income (net of tax) attributable to equity holders of the Company	15,670	(2,609)	470	(205)
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(15)	79	(28)	(30)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	654	(4)	395	(175)
Cash flow hedges	11,273	—	103	—
Translation differences arising from translation of foreign currency financial statements	3,758	(2,684)	—	—
Other comprehensive income (net of tax) attributable to non-controlling interests	6,100	(1,892)	—	—

Total comprehensive income	185,747	110,186	130,339	83,928

(2) Consolidated and Company Income Statements (Continued)

Unit：RMB million

Items	2022	2021	2022	2021
	The Group	The Group	The Company	The Company
Attributable to:
Equity holders of the Company	165,045	89,552	130,339	83,928
Non-controlling interests	20,702	20,634	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.82	0.50	0.71	0.46
Diluted earnings per share (RMB Yuan)	0.82	0.50	0.71	0.46

6 Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Group, during the twelve months ended December 31, 2022.

7 Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Hong Kong Listing Rules (the “Model Code”). After enquiries being made to all the Directors and Supervisors, each Director and Supervisor has confirmed to the Company that each of them has complied with the relevant requirements set out in the Model Code in the Reporting Period.

8 Compliance with the Corporate Governance Code

For the year ended December 31, 2022, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules.

9 Audit Committee

The Audit Committee of the Company comprises Mr. Cai Jinyong, Mr. Xie Jun and Mr. Jiang, Simon X. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the 12 months ended December 31, 2022.

The figures set out in the results announcement of the Group for the year ended December 31, 2022 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2022.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

March 29, 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei, and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the Chinese and English versions, the Chinese version shall prevail.